UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-09100

Gottschalks Inc.
 (Exact name of registrant as specified in its charter)

P.O. Box 28920
Fresno, California 93729
 (559) 434-4800
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value per share
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Gottschalks Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 2, 2011	By:	/s/ J. Gregory Ambro
		Name:	J. Gregory Ambro
		Title:	Responsible Person

Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* As of February 28, 2011, all shares of common stock of Gottschalks Inc. were deemed cancelled pursuant to order of the United States Bankruptcy Court, District of Delaware, as set forth in its Order Confirming the Debtor's Chapter 11 Plan of Liquidation [Docket No. 2262], entered February 18, 2011 in chapter 11 case number 09-10157.